August 22, 2024

Vladimir Tenev
Chief Executive Officer
Robinhood Markets, Inc.
85 Willow Rd
Menlo Park, CA 94025

       Re: Robinhood Markets, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Form 10-K for the Fiscal Year Ended Decemeber 31, 2023
           Response dated June 17, 2024
           File No. 001-40691
Dear Vladimir Tenev:

       We have reviewed your June 17, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 3, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to the Consolidated Financial Statements
Note 1: Description of Business and Summary of Significant Accounting Policies Revenue Recognition, page 115

1. We acknowledge your response to prior comment 3. In that response, you indicate that in the fourth quarter of 2022 you used a portfolio approach to determine that all platform users were customers. Please address the following (referencing, where appropriate, the authoritative literature you rely upon to support your position):
           Tell us why it is appropriate to use a portfolio approach to identify customers. In this regard, ASC 606-10-10-4 includes a practical expedient to use a portfolio approach to recognize revenue on a portfolio of existing contracts or performance obligations, but not to identify which party is the customer.
           Clarify for us how you applied the portfolio approach. In your response, tell us
 August 22, 2024
Page 2

           whether you assessed all users or a statistical sample of users at initial application of the portfolio approach. Also tell us whether 100% of the users (or those in the statistical sample) at that time were customers in one sense or another to support your assertion that all users are customers.
             Elaborate on why you believe holders/users of the Robinhood Cash Card and
           Spending Account program, the X1 credit card, and the Robinhood Gold Credit Card are your customers under GAAP. In your response tell us why your banking partners who pay the interchange fees are not your customers and explain how this determination differs from your conclusion that the market makers, and not platform users, are your customers in your pay for order flow transactions.
             Elaborate on why it is appropriate to consider a new user who deposits money or transfers outside holdings into their account a GAAP customer merely because they have access to your full suite of products or features.

       Please contact Mark Brunhofer at 202-551-3638 or Michelle Miller at 202-551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Justin Dobbie at 202-551-3469 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets